KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING JUNE 30, 2001




                           STATEMENT OF INCOME (LOSS)


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                       $ 430,782.84
Change in Unrealized Gain/(Loss)                                   $(292,508.44)
Gain/(Loss) on Other Investments                                       ($112.89)
Brokerage Commission                                               $(146,756.20)
                                                                   ------------
Total Trading Income                                               $  (8,594.69)

EXPENSES
Audit Fees                                                         $       0.00
Administrative and Legal Fees                                      $   7,670.74
Management Fees                                                    $       0.00
Incentive Fees                                                     $  22,481.30
Other Expenses                                                     $  41,998.75
                                                                   ------------
Total expenses                                                     $  72,150.79

INTEREST INCOME                                                    $  41,722.61

NET INCOME (LOSS) FROM THE PERIOD                                  $ (39,022.87)
                                                                   ============



                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                $16,009,766.21
Addition                          $   259,244.00
Withdrawal                        $  (513,356.76)
Net Income/(Loss)                 $   (39,022.87)
                                  --------------
Month End                         $15,716,630.59

Month End NAV Per Unit            $        95.45

Monthly Rate of Return                     -0.24%
Year to Date Rate of Return                -1.60%



To the best of our knowledge and belief, the information above is accurate and complete:


/s/ KENNETH A. SHEWER                                /s/ MARC S. GOODMAN
---------------------------                          --------------------------
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

June 2001
                                                                  KENMAR
SUMMARY                                                           GLOBAL
                                                                  TRUST

Kenmar Global Trust (KGT) closed June with a fractional loss of -0.24%, net of fees and expenses, as profits in the currencies and traditional commodities were insufficient to erase losses in the global interest rates, global equity indices and energies. The Net Asset Value per Unit of KGT was $95.45 as of June 30, 2001.

ALLOCATION OF ASSETS TO ADVISORS

                            June 1, 2001         July 1, 2001
                            ------------         ------------
    Beacon                        7%                   8%
    C-View                       24%                  25%
    Grinham                      25%                  25%
    Transtrend                   23%                  22%
    Winton                       21%                  20%

Global equity markets, by and large, closed June lower, as investors found few signs of optimism amid corporate profit warnings and conflicting economic reports. At month end, the U.S. Federal Reserve's decision to trim short-term interest rates a modest one-quarter point rather than the one-half increment of the five preceding cuts this year triggered a sharp rally on what some saw as the first glimmer of growth on the horizon. This action, combined with news that the U.S. Appeals Court halted the threatened break-up of Microsoft, pushed the tech-heavy Nasdaq into positive territory. Other U.S. equity markets also rallied, but not enough to erase the month's accumulated losses. Outside of the U.S., the Australian Old Ordinaires Index moved progressively upward to reach an all-time high on positive economic readings whereas the Nikkei slipped below the psychologically important 13,000 mark on looming recessionary fears.

Early on, as U.S. equities dragged to the down side, prices of U.S. fixed-income markets moved higher. However, indications that the Federal Reserve's rate-cutting campaign could be nearing an end combined with a strengthening stock market, produced a strong month-end sell-off, leaving prices essentially unchanged. European bond markets generally tracked movements in the U.S. After a long stretch of steadily higher prices, Japanese Government Bonds fell sharply on the last trading days, retracing nearly all of their gains for the month.

In the currencies, the U.S. dollar flexed its muscles against the Japanese yen, which fell precipitously on a bleak economic outlook, and against the euro, which sunk to six-month lows on weakness throughout the region. In other European currencies, the British pound dropped to 16-year lows intra-month but recovered on comments suggesting that a U.K. referendum on joining the common currency was a long way off. Elsewhere, the Canadian dollar continued its upward momentum, closing at its highest point in four months.

Bearish data on stockpiles and imports pressured energy prices. Likewise, weak demand for base metals in industrial production sent prices sliding. In contrast, fundamentals were more bullish in the agricultural sector. In grains, a surprising U.S. Agricultural Department report showing weak planting and low inventories sent soybean prices soaring on the last trading day of the month. Further, cotton prices, after hitting lows for the year, closed higher on news of strong demand. In the tropicals, sugar prices spiked at month end on projections of a potential shortfall. Likewise, cocoa prices broke out of a trading slump to end June higher.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ESTHER E. GOODMAN
----------------------------
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS


KENMAR
Kenmar Advisory Corp.

        For further information           Two American Lane     Tel 203.861.1025
        contact Kenmar Securities Inc.    P.O. Box 5150         Fax 203.552.1500
                                          Greenwich, CT 06831